

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2015

Via Email
Joseph Cosio-Barron
Managing Director – Asset Development
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway, Suite 140
Las Vegas, NV 89119

>   **Re: Las Vegas Railway Express, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 13, 2015**
>   **File No. 000-54648**

Dear Mr. Cosio-Barron:

We have reviewed your revised filing and response letter dated March 13, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 2

Purpose and Effects of Proposal 2, page 3

1. We note your response to comment 1 of our letter dated February 27, 2015. Please revise the paragraphs relating to the November 22, 2013 purchase agreement and the April 11, 2014 Note Exchange Agreement to identify the institutional investor and debt holder.

2. Please revise and confirm that each of the agreements discussed beginning on page 4 are included in both the discussion in the second paragraph on page 3 and the table on page 3. As examples only, we note the following discrepancies:

   a. the convertible note agreement with KBM Worldwide, dated March 25, 2014, is not included in the table;

       b. the promissory note with KBM Worldwide, dated June 17, 2014, is not included in the paragraph on page 3;

       c. the convertible promissory note dated July 1, 2014 is not included in the table or in the discussion beginning on page 4; and

       d. the convertible promissory note with JSJ Investments, dated September 23, 2014, is not included in the table.

<u>Potential for Dilution to the Ownership of Existing Shareholders and Other Effects of Proposal 2, page 5</u>

3. We note your response to comment 2 of our letter dated February 27, 2015. Please revise to quantify the potential dilution to earnings and book value on a per share basis, assuming full conversion of the notes.

4. We note your response to comment 3 of our letter dated February 27, 2015. Please revise to include the information as of the historical period prior to the first issuance, specifically, September 30, 2013, in addition to the information you have provided. Please include the revised information in tabular format.

<u>Security Ownership of Beneficial Owners and Management, page 17</u>

5. We note your response to comment 4 of our letter dated February 27, 2015. It appears from the Schedule 13G/A filed on January 23, 2015 that the table should be revised to include Typtenex Co-Investments because it is reporting 9.99% ownership. Please revise.

6. We note that the Redwood Management note could convert to 8.10% ownership, and that the agreement does not appear to contain a blocker provision. Please revise to include this entity in the table or explain why you are not required to do so.

7. We note that the JSJ Investments note does not appear to contain a blocker provision. Please revise to include this entity in the table or explain why you are not required to do so.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: <u>Via Email</u>
Scott Linsky
Lucosky Brookman LLP